EXHIBIT 12.1
MINDSPEED TECHNOLOGIES, INC.
STATEMENT RE: COMPUTATION OF RATIOS
(unaudited, dollars in thousands)
The following table sets forth the consolidated ratio of earnings to fixed changes for the period indicated.

Three Months Ended
December 31, 2005
Earnings:
Loss before income taxes	$(5,030)
Add: Fixed charges	1,158

$(3,872)

Fixed charges:
Interest	$552
Interest portion of rental expense	606

$1,158

Ratio of earnings to fixed charges (1)	—

(1)	For the three months ended December 31, 2005, the Company’s earnings were insufficient to cover its fixed charges by $5.0 million.